Exhibit 12
United Parcel Service, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(dollar amounts in millions)

	Nine Months Ended September 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Income before income taxes	$5,652	$7,342	$4,637	$6,674	$974	$5,776
Add: Interest expense	281	341	353	380	393	348
Add: Interest factor in rental expense	147	223	225	192	206	210
Total earnings	$6,080	$7,906	$5,215	$7,246	$1,573	$6,334

Fixed charges:
Interest expense	$281	$341	$353	$380	$393	$348
Interest capitalized	9	13	11	14	18	17
Interest factor in rental expense	147	223	225	192	206	210
Total fixed charges	$437	$577	$589	$586	$617	$575

Ratio of earnings to fixed charges	13.9	13.7	8.9	12.4	2.5	11.0